SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 21, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated October 21, 2013, entitled “Syneron Medical Completes and Summarizes the Multi-site Clinical Study Agreed Upon with FDA for the UltraShape Contour I.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: October 21, 2013

Syneron Medical Completes and Summarizes the Multi-site Clinical Study Agreed
Upon with FDA for the UltraShape Contour I

Circumference Reduction Achieved Exceeded FDA-Specified Margin by Over 50%
and Demonstrates Significant Abdominal Circumference Reduction with a High
Degree of Statistical Significance

Irvine, CA, October 21, 2013 – Syneron Medical Ltd. (NASDAQ: ELOS), a global market leader in the aesthetic medical device marketplace, announced that it has completed the multi-site clinical study for the UltraShape Contour I System for non-invasive abdominal circumferential reduction.

The Contour I is designed to use the mechanical effects of ultrasound to disrupt fat cells non-invasively. It achieves this effect without any significant heating of the target or adjacent tissue, minimizing any impact on blood vessels, nerves, and muscle tissue outside the target area. The Contour I also provides an automatic guidance system that adjusts for patient movement for enhanced user convenience and for a high degree of safety.

In the randomized, controlled clinical study of the Contour I, which was performed in 3 clinical sites in the U.S. and one site outside the U.S., a total of 150 subjects were treated and followed-up for up to 4 months. In this multi-site study, an average abdominal circumference reduction of 2.4-3.5 cm was demonstrated. The results successfully met the primary hypothesis for clinically significant circumference reduction. Furthermore, the results demonstrated progressive improvement over time in circumference reduction, beginning after the first treatment session. No serious adverse events related to the device were reported. The treatment was administered without the need for anesthetic and was well tolerated by patients.

The Contour I received the CE mark in 2005 and is marketed in European countries, Canada, Australia, Israel, Mexico, Brazil, Uruguay, Hong Kong, Korea, Russia, Ukraine, Singapore, Taiwan, South Africa and Thailand. The Contour I has been used in 220,000 procedures worldwide, with a positive safety and effectiveness profile.

“In our practice, we found significant abdominal circumference reduction following treatment with the Contour I. The treatment was easy to perform and no serious adverse events occurred,” stated William Coleman M.D., Clinical Professor of Dermatology, Adjunct Professor of Surgery (Plastic Surgery), Tulane University Health Sciences Center and a principal investigator in the study. “We are looking forward to incorporating this effective and safe non-invasive treatment into our practice.”

Robert Weiss, M.D., Vice President of the American Society of Laser Medicine and Surgery, who was also a principal investigator in the study, stated, “The treatment was well tolerated and our patients were very satisfied with the treatment and with the results they achieved. The automated tracking feature ensures safe, effective and homogeneous treatments.”

Dr. Shimon Eckhouse, CEO of Syneron commented: “The highly successful completion of the large UltraShape FDA clinical study is an extremely important milestone for Syneron. Syneron’s UltraShape technology presents a safe and effective non-invasive alternative for the destruction of fat cells and abdominal circumferential reduction. This is one of the largest studies ever performed in the area of non-invasive aesthetic medicine and it clearly demonstrates Syneron’s commitment to body shaping and to bringing to the market the most advanced technology for this important aesthetic application.”

About Syneron

Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:

Zack Kubow
The Ruth Group
646-536-7020
zkubow@theruthgroup.com

Hugo Goldman
Chief Financial Officer
Hugo.Goldman@syneron.com

Syneron Medical – Public Relations
pr@syneron.com